FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, October 1, 2012

FAIRFAX ANNOUNCES DISPOSITION OF ITS INTEREST IN CUNNINGHAM LINDSEY GROUP LIMITED
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (“Fairfax”) (TSX:FFH and FFH.U) announces that Cunningham Lindsey Group Limited has entered into a merger agreement pursuant to which Fairfax will effectively sell its interest in Cunningham Lindsey for proceeds of approximately $260 million, subject to closing adjustments.  Fairfax’s interest in Cunningham Lindsey is currently recorded in its financial statements at $108.3 million.  Fairfax will invest up to approximately $35 million of the proceeds in shares of Cunningham Lindsey on closing to continue to be a minority shareholder.  The transaction is subject to normal closing conditions including regulatory approvals and is expected to close in the fourth quarter.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946